Exhibit 12

Select Medical Holdings Corporation

Ratio of Earnings to Fixed Charges

(unaudited)

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
Pre-tax income from operations before adjustments for non-controlling interests in consolidated subsidiaries or earnings (loss) from equity investees	$180,807	$235,845	$195,325	$196,753	$191,621

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	99,216	94,950	87,364	85,446	112,816

Capitalized interest	304	153	242	381	2,434

Rentals:
Buildings - 33% (A)	39,070	40,973	40,815	42,460	55,428

Office and other equipment - 33% (A)	15,010	14,577	13,513	13,341	14,832

Total fixed charges	$153,600	$150,653	$141,934	$141,628	$185,510

Pre-tax income from operations before adjustment for non-controlling interests in consolidated subsidiaries or earnings (loss) from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries less capitalized interest	$334,103	$386,345	$337,017	$338,000	$374,697

Ratio of earnings to fixed charges	2.18	2.56	2.37	2.39	2.02

(A)  The Company uses 33% to estimate the interest on its rentals.   This percentage is a reasonable approximation of the interest factor.